# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Opendoor Technologies Inc., CIK 0001801169
CUSIP: 683712103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 410 N. Scottsdale Road, Suite 1000, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 09/22/2025
Filed by CIK 0001508226
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,638,714; sole dispositive power 0; shared dispositive power 17,638,714; aggregate amount beneficially owned 17,638,714 (2.38% of the class)
  Comment: * Based on an aggregate of 742,119,598 shares of Common Stock issued and outstanding, consisting of (i) 735,954,186 shares stated to be outstanding as of July 29, 2025, as stated on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on August 5, 2025 and (ii) an aggregate of 6,165,412 shares issued by the Issuer in a private placement on September 10, 2025.
- AI LiquidRE LLC (CIK 0001879878): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 17,638,714; shared voting power 0; sole dispositive power 17,638,714; shared dispositive power 0; aggregate amount beneficially owned 17,638,714 (2.38% of the class); the aggregate amount excludes certain shares
  Comment: * Excludes shares of Common Stock that are owned directly by LBIT 2022 LLC.
  ** Based on an aggregate of 742,119,598 shares of Common Stock issued and outstanding, consisting of (i) 735,954,186 shares stated to be outstanding as of July 29, 2025, as stated on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 5, 2025 and (ii) an aggregate of 6,165,412 shares issued by the Issuer in a private placement on September 10, 2025.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,638,714; sole dispositive power 0; shared dispositive power 17,638,714; aggregate amount beneficially owned 17,638,714 (2.38% of the class)
  Comment: * Based on an aggregate of 742,119,598 shares of Common Stock issued and outstanding, consisting of (i) 735,954,186 shares stated to be outstanding as of July 29, 2025, as stated on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 5, 2025 and (ii) an aggregate of 6,165,412 shares issued by the Issuer in a private placement on September 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Opendoor Technologies Inc.
Address of issuer's principal executive offices: 410 N. Scottsdale Road, Suite 1000, Tempe, Arizona (AZ), 85288
Comment:
This Amendment No. 5 to Schedule 13D is being filed by Access Industries Management, LLC ("AIM"), AI LiquidRE LLC ("AIL"), LBIT 2002 LLC ("LBIT") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") to report a change in the percentage of shares of common stock, $0.0001 par value per share (the "Common Stock"), of Opendoor Technologies Inc. (the "Issuer") beneficially owned by the Reporting Persons.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D, filed with the SEC on August 24, 2021, Amendment No. 2 to the Schedule 13D, filed with the SEC on October 6, 2021, Amendment No. 3 to the Schedule 13D, filed with the SEC on May 6, 2024 and Amendment No. 4 to the Schedule 13D, filed with the SEC on September 16, 2025, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 5. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Items 5(a), (b), (c) and (e) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

17,638,714 shares of Common Stock are owned directly by AIL and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the controlling entity of AIL and (ii) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIL. Each of the Reporting Persons (other than AIL), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Transactions in the class effected during the past sixty days:
On September 22, 2025, AIL sold 11,355,200 shares of Common Stock at a weighted average price of $8.7908 per share in open market transactions.1

On September 23, 2025, AIL and LBIT sold 13,656,898 and 74,102 shares of Common Stock, respectively, at a weighted average price of $7.2754 per share in open market transactions. 2

(1) These shares were sold in multiple transactions at prices ranging from $8.3200 to $9.2850, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

(2) These shares were sold in multiple transactions at prices ranging from $6.9800 to $8.0800, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 22, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.3.5 Joint Filing Agreement, dated as of September 24, 2025.

## Signatures
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (09/24/2025)
- AI LiquidRE LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (09/24/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact for Len Blavatnik (09/24/2025)
Comment: *The above signed, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.